FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated July 9, 2009 entitled “Santander announces exchange offers for certain of the Group’s outstanding Euro, Sterling and Yen Tier 1 hybrid securities and Upper Tier 2 securities”

Item 1

THIS ANNOUNCEMENT IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY IN, OR INTO, THE UNITED STATES OR ITALY OR TO ANY UNITED STATES OR ITALIAN PERSON (SEE “OFFER RESTRICTIONS”)

9 JULY 2009

Santander announces exchange offers for certain of the Group’s outstanding Euro, Sterling and Yen Tier 1 hybrid securities and Upper Tier 2 securities

•
The exchange offers cover 22 of the Group’s Euro, Sterling or Yen denominated Tier 1 hybrid securities or Upper Tier 2 securities issued by Santander Perpetual, S.A. Unipersonal, Santander Finance Preferred, S.A. Unipersonal, Santander Central Hispano Financial Services Limited, Banco Espanol de Credito, S.A., Abbey National plc, and Alliance & Leicester plc, with a nominal value of approximately €5.9 billion in total

•	Separate exchange offers are expected to be conducted for 8 of the Group’s US$ denominated Tier 1 hybrid securities and Upper Tier 2 securities in the United States

•	In total, Santader is making or intends to make exchange offers relating to 30 capital securities issued by Santander and its subsidiaries with a total notional amount of approximately €9.1bn

•	Holders of outstanding Tier 1 hybrid securities will be offered new Santander Tier 1 Hybrid Securities

•	Holders of outstanding Upper Tier 2 securities will be offered new Santander Lower Tier 2 securities

•	The purpose of the exchange offers is to improve the efficiency of the Group’s capital structure and to strengthen the balance sheet

Banco Santander, S.A. (“Santander” and together with its subsidiaries the “Group”) announced today a capital markets transaction to improve the efficiency of the Group’s capital structure and strengthen the balance sheet. The exchange offers comprise an exchange of the Tier 1 Hybrid Securities and Upper Tier 2 securities of Santander and its subsidiaries (together, the “Exchange Offers”) for new capital instruments (together, the “New Securities”).

As most of the relevant securities are trading at a discount to their nominal values, the proposed exchange is expected to result in a capital gain for the Group, which would not be included in the ordinary profit of the year (the extent of which will depend on the final take-up of each of the individual exchange offers).  Should a capital gain arise, it is likely to be used to strengthen the Group's balance sheet. Following the exchange, it is expected that the Group’s annual funding costs will not increase.

Given the coupons at which they were issued, Santander views the Group’s outstanding Tier 1 hybrid securities and Upper Tier 2 securities as long-term capital, and consequently the Exchange Offers provide holders of these securities with the opportunity to exchange for new securities with a market coupon, and at the same time receive a one-time cash premium.  Future redemption decisions in respect of all perpetual debt securities outstanding following the Exchange Offers will be made on a purely economic basis.

Description of the Euro, Sterling and Yen Exchange Offers

As part of the Exchange Offers Santander and its wholly-owned subsidiary Santander Financial Exchanges Limited (together with Santander, the “Offerors”) are conducting a number of Euro, Sterling and Yen Exchange Offers, which are described in an exchange offer memorandum released today (the “Exchange Offer Memorandum”) and a Sterling Exchange Offer plus consent solicitation described in a consent and exchange offer memorandum released today (the “Consent and Exchange Memorandum”, together with the “Exchange Offer Memorandum” the “Exchange Offer Memoranda”). The Exchange Offers are being made to holders of 22 Tier 1 hybrid securities or Upper Tier 2 securities as described below:

1)	An offer to exchange any and all of the following Euro, Sterling and Yen securities:

a)	Offer to exchange any and all of the following Santander Euro, Sterling and Yen Tier 1 Hybrid Securities

Series No.	Title of Existing Security	ISIN Number	Exchange Ratio (%)	Cash Incentive Amount

1	Santander Finance Preferred, S.A. Unipersonal Series 2 €300,000,000 CMS-Linked Non-Cumulative Perpetual Guaranteed Preferred Securities	XS0202197694	55	€50 per €1,000

2	Santander Finance Preferred, S.A. Unipersonal Series 3 €200,000,000 5.75% Non-Cumulative Perpetual Guaranteed Preferred Securities	XS0202774245	75	€50 per €1,000

3	Banco Español de Crédito, S.A. Series 1 €125,000,000 CMS-Linked Non-Cumulative Perpetual Preferred Securities	DE000A0DEJU3	45	€50 per €1,000

4	Banco Español de Crédito, S.A. Series 2 €200,000,000 5.5% Non-Cumulative Perpetual Preferred Securities	DE000A0DE4Q4	72	€80 per €1,000

5	Santander Finance Preferred, S.A. Unipersonal £250,000,000 Series 7 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities	XS0307728146	52	£7500 per £50,000

6	Abbey National plc £300,000,000 7.037% Step-up Callable Perpetual Reserve Capital Instruments	XS0124569566	68	£150 per £1,000

7	Alliance & Leicester plc £300,000,000 5.827% Step-up Callable Perpetual Preferred Securities	XS0188550114	60	£150 per £1,000

8	Alliance & Leicester plc £300,000,000 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares	XS0254788515	60	£150 per £1,000

9	Abbey National plc £175,000,000 6.984% Fixed/Floating Rate Tier One Preferred Income Capital Securities	XS0152838586	65	£150 per £1,000

10	Abbey National plc £125,000,000 8 5/8 Non-Cumulative Sterling Preference Shares	GB0000044221	90	n/a

11	Abbey National plc £200,000,000 10 3/8 Non-Cumulative Sterling Preference Shares	GB0000064393	90	n/a

for new Non-Cumulative Perpetual Guaranteed Preferred Securities to be issued by Santander Finance Preferred, S.A. Unipersonal guaranteed on a subordinated basis by Santander as follows

Series No.	New Security

1-4	Santander Finance Preferred, S.A. Unipersonal € 10.5% PernNC5 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities

5-11	Santander Finance Preferred, S.A. Unipersonal £ 11.3% PernNC5 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities

b)	Offer to exchange any and all of the following Santander EUR, GBP and JPY Upper Tier 2 Securities

Series No.	Title of Security	ISIN Number	Exchange Ratio%	Cash Incentive Amount

12	Santander Perpetual, S.A. Unipersonal Series 1 €750,000,000 4.375% Guaranteed Perpetual Step-Up Subordinated Notes	XS0206920141	76	€90 per €1,000

13	Abbey National plc €400,000,000 7.125% Fixed to Floating Rate Perpetual Callable Subordinated Notes	XS0117974740	83	€70 per €1,000

14	Abbey National plc ¥15,000,000,000 5.56% Undated Subordinated Notes	XS0053134499	65	¥10,000,000 per ¥100,000,000 (1)

15	Abbey National plc ¥5,000,000,000 5.50% Undated Subordinated Notes	XS0055579097	65	¥10,000,000 per ¥100,000,000 (1)

16	Abbey National plc ¥5,000,000,000 Fixed/Floating Rate Undated Subordinated Notes	XS0071938822	55	¥10,000,000 per ¥100,000,000 (1)

17	Abbey National plc £275,000,000 7.125% Thirty Year Step Up Perpetual Callable Subordinated Notes	XS0117973429	75	£100 per £1,000

18	Abbey National plc £425,000,000 7.5% Fifteen Year Step Up Perpetual Callable Subordinated Notes	XS0117972967	79	£110 per £1,000

19	Abbey National plc £175,000,000 Twenty Year Step Up Perpetual Callable Subordinated Notes	XS0117973262	78	£70 per £1,000

20	Abbey National plc £325,000,000 Ten Year Step Up Perpetual Callable Subordinated Notes	XS0117972702	80	£100 per £1,000

21	Abbey National plc £200,000,000 10 1/16 Exchangeable Capital Securities, exchangeable into Non-Cumulative Sterling Preference Shares of £1 each	XS0060837068	80	£100 per £1,000
(1) Paid in Euro Equivalent

for new Callable Subordinated Notes due 2019 to be issued by Santander Issuances, S.A. Unipersonal guaranteed on a subordinated basis by Santander.

Series No.	New Security

12-16	Santander Issuances, S.A. Unipersonal € 6.5% 10NC5 Callable Subordinated notes due 2019, guaranteed on a subordinated basis by Banco Santander, S.A.

17-21	Santander Issuances, S.A. Unipersonal £ 7.3% 10NC5 Callable Subordinated notes due 2019, guaranteed on a subordinated basis by Banco Santander, S.A.

2) A proposal to consent to a modification of the terms of the following securities (the “Consent Securities”) to permit the purchase of the Consent Securities:

Series No.	Title of Security	ISIN Number	Exchange Ratio%	Cash Incentive Amount
22	Santander Central Hispano Financial Services Limited £200,000,000 Guaranteed Perpetual Step-Up Subordinated Notes	XS0131038522	80	£1,000 per £10,000

and an offer to exchange them for new Sterling Callable Subordinated Notes to be issued by Santander Issuances, S.A.Unipersonal guaranteed on a subordinated basis by Santander

Series No.	New Security

22	Santander Issuances, S.A. Unipersonal £ 7.3% 10NC5 Callable Subordinated Notes due 2019, guaranteed on a subordinated basis by Banco Santander, S.A.

The offers to exchange the above exisiting securities (“Existing Securities”) other than the Consent Securities, for the above New Securities, commence today, 9 July 2009, 2:00 p.m. Central European Time and will expire on 22 July 2009 at 5:00 p.m. Central European Time, unless extended, re-opened or terminated. The exchange offer for the Consent Securities and invitation to consent commences today, 9 July 2009, 2:00 p.m. Central European Time and will expire on 6 August 2009 at 5:00 p.m. Central European Time, unless extended, re-opened or terminated, and the meeting at which the proposal to consent will be proposed is scheduled for 7 August 2009.

Announcement of Euro, Sterling and Yen Exchange Offer Results (including the aggregate principal amount of the New Santander Tier 1 Hybrid securities and New Santander Lower Tier 2 Securities to be issued and the relevant credit spreads) is expected to occur on 23 July, 2009 in respect of the above securities (other than the Consent Securities).

On 23 July, 2009 the Offerors will also announce (i) the FX Rate and (ii) the applicable margin over EURIBOR or LIBOR, as the case may be, that will apply to each series of New Securities when its coupon changes to a floating rate basis.

Announcement of the results of the consent and related exchange offer in respect of the Consent Securities is expected to occur and as soon as reasonably practical following the bondholder meeting, scheduled for 11am London time on 7 August, 2009.

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.  SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION.

Any public offering to be made in the United States will be made by means of a prospectus that will be available from the Group and that will contain or incorporate by reference detailed information about the Group and the financial statements.

Offer and jurisdiction restrictions

Neither this announcement nor the Exchange Offer Memoranda constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Existing Securities and/or New Securities, as applicable, and offers of Existing Securities for exchange pursuant to the Euro, Sterling and Yen Exchange Offers will not be accepted from Holders in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require an Exchange Offer to be made by a licensed broker or dealer and a Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, such Exchange Offer shall be deemed to be made by such Dealer Manager or affiliate (as the case may be) on behalf of the Offeror in such jurisdictions.

United States

The Euro, Sterling and Yen Exchange Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to, for the account or benefit of, U.S. persons. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. Accordingly, copies of this announcement, the Exchange Offer Memoranda and any other documents or materials relating to the Euro, Sterling and Yen Exchange Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to U.S. persons and the Existing Securities cannot be offered for exchange in the Euro, Sterling and Yen Exchange Offers by any such use, means, instruments or facilities or from within the United States or by U.S. persons.  Any purported offer of Existing Securities for exchange resulting directly or indirectly from a violation of these restrictions will be invalid and any purported offer of Existing Securities for exchange made by a U.S. person, a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. person will be invalid and will not be accepted.

This announcement and the Exchange Offer Memoranda are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New Securities and any guarantee thereof have not been, and they will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons. The purpose of this announcement and the Exchange Offer Memoranda is limited to the Euro, Sterling and Yen Exchange Offers and this announcement and the Exchange Offer Memoranda may not be sent or given to a person in the United States or otherwise to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act of 1933.

Each Holder of Existing Securities participating in a Euro, Sterling and Yen Exchange Offer will represent that it is not located in the United States and is not participating in such Exchange Offer from the United States, that it is participating in such Euro, Sterling and Yen Exchange Offer in accordance with Regulation S under the Securities Act and that it is not a U.S. person or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Euro, Sterling and Yen Exchange Offer from the United States and is not a U.S. person. For the purposes of this and the above two paragraphs, United States means United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

Spain

Neither this announcement, the Exchange Offer Memoranda nor any other documents or materials relating to the Exchange Offers have been submitted or will be submitted for approval or recognition to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) and, accordingly, the Euro, Sterling and Yen Exchange Offers are not being made in the Kingdom of Spain by way of a public offering.

Italy

The Exchange Offers are not being made, directly or indirectly, in the Republic of Italy.  The Exchange Offers, this announcement and the Exchange Offer Memoranda have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa pursuant to Italian laws and regulations.  Accordingly, Holders of Existing Securities are notified that, to the extent such Holders are located or resident in Italy, the Exchange Offers are not available to them and they may not offer Existing Securities for exchange pursuant to the Exchange Offers nor may the New Securities be offered, sold or delivered in Italy and, as such, any exchange instruction received from or on behalf of such persons shall be ineffective and void, and neither this announcement, the Exchange Offer Memoranda nor any other documents or materials relating to the Exchange Offers, the Existing Securities or the New Securities may be distributed or made available in Italy.

United Kingdom

The communication of this announcement, the Exchange Offer Memoranda and any other documents or materials relating to the Exchange Offers is not being made and such documents and/or materials have not been approved by Banco Santander, S.A. or any other authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

Belgium

Neither this announcement, the Exchange Offer Memoranda nor any other documents or materials relating to the Exchange Offers have been submitted to or will submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Exchange Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, the "Belgian Public Offer Law"), each as amended or replaced from time to time.  Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither this announcement, the Exchange Offer Memoranda nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account.  Insofar as Belgium is concerned, this announcement and the Exchange Offer Memoranda have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers.  Accordingly, the information contained in this announcement and the Exchange Offer Memoranda may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France. Neither this announcement, the Exchange Offer Memoranda nor any other document or material relating to the Exchange Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offers. This announcement and the Exchange Offer Memoranda have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Japan

The New Securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) ("FIEA"), and accordingly, the Exchange Offers are not being made, directly or indirectly, in Japan or to, or for the benefit of, any Resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)) or to others for the re-offering or resale of New Securities, directly or indirectly, in Japan to, or for the benefit of a Resident of Japan, except pursuant to an exemption from the registration requirements and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.  As a primary offering, the New Securities may not be offered, sold, resold or otherwise transferred to, and accordingly the Exchange Offer is not being made directly or indirectly to a person who is not: (i) a Resident of Japan; or (ii) a Qualified Institutional Investor ("QII") as defined in Article 10 of the Cabinet Ordinance Concerning Definitions under Article 2 of the FIEA (Ordinance No. 14 of 1993, as amended).  A person who purchased or otherwise obtained the New Securities as a QII shall not resell or otherwise transfer the New Securities to any person except non-Residents of Japan or another QII.

Switzerland

Holders may only be invited to offer to exchange their Existing Securities for New Securities pursuant to the Exchange Offers and the New Securities may only be offered for sale or otherwise in or into Switzerland in compliance with all applicable laws and regulations in force in Switzerland.  To ensure compliance with the Swiss Code of Obligations and all other applicable laws and regulations of Switzerland, only the Exchange Offer Memoranda and the documents deemed to be incorporated by reference in this Exchange Offer Memoranda may be used in the context of any invitation to Holders to offer to exchange their Existing Securities for New Securities pursuant to the Exchange Offers or any offer of the New Securities for sale or otherwise in or into Switzerland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 9, 2009	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President